SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2016, incorporated by reference herein:
Exhibit
99.1 Release dated August 30, 2016, entitled “GROUP RESULTS FOR THE YEAR ENDED 30
JUNE 2016.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer
Exhibit
99.1

KEY FEATURES
Operating proﬁt
up 13% to
R434.8 million
Headline earnings
up 28% to
12.7cps
Free cash ﬂ ow
up 25% to
R308.7 million
Dividend
up 520% to
62cps
GROUP
RESULTS
for the year ended 3 0 June 2016
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
(“DRDGOLD” or “the Company” or “the Group”)

DRDGOLD LIMITED

DRDGOLD LIMITED

DEAR SHAREHOLDER
In the 2016 ﬁ nancial year we see the beneﬁ cial effect of the bringing together in a single strategic direction our various efforts to create value in terms of the “ﬁ ve capitals” – ﬁ nancial, manufactured, human, social and natural.
In terms of ﬁ nancial capital and manufactured capital, our monetary and intellectual investments in plant and process have borne clear, measurable results, reﬂ ected by increased throughput and improved extraction efﬁ ciency. Both are important achievements, in helping to address the diminishing grade of our reserves and resources.
While higher throughput was not sufﬁ cient to offset lower yield, and our gold production was lower as a consequence, a stronger Rand gold price boosted revenue and, in the face of rising costs, our proﬁ t.
In the comments below, we explain how all of our stakeholders have beneﬁ ted from our performance.
In April 2016 we announced the considerable progress we have made in securing additional tailings deposition capacity for the
Ergo plant at the Brakpan/Withok Tailings Complex. This is a major development in terms of leveraging the Ergo plant’s increased throughput capacity in the future. With tailings deposition capacity locked in, we are well placed both to optimise our 11.8 million ounce resource base and to acquire additional resources within the greater Johannesburg area.
SHAREHOLDER INFORMATION
Issued capital
431 429 767 ordinary no par value shares
(30 June 2015: 430 883 767)
9 361 071 treasury shares held within the Group
(30 June 2015: 6 155 559)
5 000 000 cumulative preference shares
(30 June 2015: 5 000 000)
431 463 842 total ordinary no par value shares issued and
committed (30 June 2015: 431 651 117)
MARKET CAPITALISATION
As at 30 Jun 2016 (Rm) 3 680.1
As at 30 Jun 2016 (US$m) 254.5
As at 30 Jun 2015 (Rm) 1 008.3
As at 30 Jun 2015 (US$m) 79.7
STOCK TRADED
JSE
NYSE
(1)
Price
• High R9.22 $0.595
• Low R1.53 $0.110
• Close R8.53 $0.590
(1)
This data represents per share data and not ADS data - one ADS reﬂ ects ten ordinary shares.
The auditor’s report does not necessarily report on all of the information contained in this announcement / ﬁ nancial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying ﬁ nancial information from the issuer’s registered ofﬁ ce.
REVIEW OF OPERATIONS
12 months to
12 months to
Group
30 Jun 2016
30 Jun 2015 % change
(1)
Gold production
oz
143 457
150 145 (4)
kg
4 462
4 670 (4)
Gold sold
oz
143 232
149 984 (5)
kg
4 455
4 665 (5)
Cash operating costs
US$ per oz
958
1 013 (5)
R per kg
446 153
372 932 20
All-in sustaining costs
US$ per oz
1 072
1 118 (4)
R per kg
499 425
411 548 21
Average gold price received
US$ per oz
1 165
1 226 (5)
R per kg
546 142
451 297 21
Operating proﬁ t
R million
434.8
384.3 13
Operating margin
%
17.9
18.3 (2)
All-in sustaining costs margin
%
8.4
8.7 (3)
Headline earnings
R million
53.8
38.7 39
SA cents per share (cps)
12.7
9.9 28
(1)
% change is rounded to the nearest percent and is based on the rounded amounts as presented which are rounded to the nearest hundred thousand rand.
Rounding of ﬁ gures may result in computational discrepancies.

REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2016
12 MONTHS ENDED 30 JUNE 2016 VS
12 MONTHS ENDED 30 JUNE 2015
OPERATIONAL REVIEW
Gold production was 4% lower at 143 457oz due to a 9% decline in the average yield to 0.180g/t. The lower average yield was a consequence of various factors:
• depletion of higher grade JCC dump sand material, reporting to the Crown plant, and of Cason dump material, reporting to the
Knights plant;
• lower grade slimes material from clean-up operations now
reporting to Crown and from the 4A6 and 5A9 dumps now
reporting to Knights; and
• the decrease in grade of material from the Elsburg reclamation site, reporting to the Ergo plant.
Throughput was 5% higher, reﬂecting measures taken to mitigate the decline in yield, most notably full commissioning of reclamation operations at the Van Dyk dump.
Gold sold was 5% lower at 143 232oz due to lower production.
Cash operating costs rose 20% to R446 153/kg, again due to
various factors:
• lower gold production;
• the increase in throughput; and
• relatively high costs associated with the Crown clean-up and the trucking of sand material from the Kleinfontein dump in Benoni to the City Deep plant.
All-in sustaining costs (AISC) increased by 21% to R499 425/kg due to a decrease in production and an increase in per kilogram cash operating costs.
FINANCIAL REVIEW
Revenue rose by 16% to R2 433.1 million, reﬂecting a 21% increase in the average Rand gold price received to R546 142/kg. After accounting for a 14% increase in cash operating costs, operating proﬁt was 13% higher at R434.8 million.
The operating and AISC margins were virtually unchanged at 18%
and 8% respectively.
Headline earnings were higher – up 39% to R53.8 million, equivalent to 12.7 South African cents per share, up 28%.
Free cash ﬂow
(1)
, an important measure to DRDGOLD, has increased
by 25% to R308.7 million, enabling us to repay liabilities as well as declare total dividends of 62 cents per share for FY2016, amounting to approximately R261 million.
SUSTAINABLE DEVELOPMENT
A detailed account of our performance in respect of the “ﬁve capitals” will be contained in our integrated report to be published in September. Summarised below are our key achievements.
Human Capital
Management: we remain committed to the advancement of
Historically Disadvantaged South Africans (HDSAs) into management positions. In FY2016, 348 HDSAs – 66% of our total – ﬁlled
management positions, up from 334 (63%) in FY2015.
Women in mining: in FY2016, women in mining represented 17% of our total workforce, up from 16% in FY2015.
Training: 1 171 individual training courses took place, in our various training initiatives in FY2016, at a total cost to the company of R7.4 million; this compares with 1 062 individual training courses a cost of R7.8 million, in FY2015.
Social Capital
Community support: we provide support for various projects of beneﬁt to the communities in which we conduct our business at a total cost of R15.1 million in FY2016.
Natural Capital
Dust: 1 393 samples from sites spanning our entire footprint were analysed during the ﬁnancial year. There were 22 exceedances, representing 1.6% of the total number of measurements. This
compares with 2.1% in the 2015 ﬁnancial year. The improvement is attributable substantially to our ongoing programme to vegetate the top surfaces and sideslopes of the tailings dam for which we are responsible. Some 36 hectares were rehabilitated in FY2016; this compared with 34 hectares vegetated in FY2015. The vegetation programme at Crown is on track for completion in 2022.
Water: our total usage was 30 293Ml, up 14% from the previous year, mainly due to increased production, as well as increased vegetation and dust suppression. While externally sourced potable water was up 30% at 7 376Ml due to the increased irrigation
at Crown, process water recycled was 9% up at 18 825Ml. Our
new Rondebult plant retreated 942Ml of sewage water during the year; further reducing our dependence on externally sourced
potable water.
Land: in FY2016, 62 hectares of land was rehabilitated after reclamation and were given clearance by the National Nuclear
Regulator. This compares with 194 hectares in FY2015.
WAGE AGREEMENT
Wage negotiations were recently concluded with unions’
representatives of the company’s workforce. A two-year agreement was reached on an increase in basic pay averaging 8.2%, with 10%
for employees in lower job categories and 7% for those in higher job categories.
DIVIDEND
The DRDGOLD board has declared a ﬁnal dividend of 12 SA
(South African) cents per ordinary share for the six months ended
30 June 2016 as follows:
• the dividend has been declared out of income reserves;
• the local Dividends Withholding Tax rate is 15% (ﬁfteen per cent);
• the gross local dividend amount is 12 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
• the net local dividend amount is 10.2 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
• DRDGOLD currently has 431 429 767 ordinary shares in issue
(which includes 9 361 071 treasury shares); and
• DRDGOLD’s income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
• Last date to trade ordinary shares cum dividend: 11 October 2016
• Ordinary shares trade ex-dividend: 12 October 2016
• Record date: 14 October 2016
• Payment date: 17 October 2016
(1)
Net cash inﬂow from operating activities less net cash outﬂow from investing activities.

DRDGOLD LIMITED

On payment date, dividends due to holders of certiﬁ cated securities on the SA share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between
12 and 14 October 2016, both days inclusive, no transfers between
SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be 17 October 2016.
To holders of American Depositary Shares (“ADS”):
• Each ADS represents 10 ordinary shares:
• ADSs trade ex-dividend on NYSE: 12 October 2016
• Record date: 14 October 2016
• Approximate date of currency conversion: 21 October 2016
• Approximate payment date of dividend: 24 October 2016
Assuming an exchange rate of R14/$1, the dividend payable on an
ADS is equivalent to 7.3 US (United States) cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
LOOKING AHEAD
The potential long term beneﬁ ts of the Brakpan/Withok Tailings
Complex will be realised if Ergo’s volume throughput is stable and recoveries consistent.
This in turn is inexorably linked to the enablers of our short term production targets, namely steady volume throughput, costs and extraction efﬁ ciencies.
Our continued focus remains to improve our systems and encourage behaviours that will achieve these goals.
Niël Pretorius
Chief Executive Ofﬁ cer
26 August 2016
“We believe in mining
responsibly and
sustainably, and in
creating value for our
stakeholders’ beneﬁt.”

REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2016
CONDENSED CONSOLIDATED
Statement of Proﬁt or Loss and Other Comprehensive Income
12 months to
12 months to
30 Jun 2016
30 Jun 2015
Rm
Rm
Notes
Reviewed
Audited
Revenue
2 433.1
2 105.3
Cost of sales
(2 236.9)
(1 946.3)
Operating costs 2
(2 030.3)
(1 786.8)
Depreciation
(180.2)
(193.3)
Retrenchment costs
–
(7.2)
Movement in provision for environmental rehabilitation
(19.3)
20.4
Movement in gold in process
(7.1)
20.6
Gross proﬁt from operating activities
196.2
159.0
Impairments
–
(7.9)
Administration expenses and general costs
(76.7)
(56.2)
Results from operating activities
119.5
94.9
Finance income
36.8
51.5
Finance expenses
(47.5)
(49.6)
Proﬁt before tax
108.8
96.8
Income tax 2
(46.9)
(28.6)
Proﬁt for the year
61.9
68.2
Attributable to:
Equity owners of the parent
61.9
67.8
Non-controlling interest
–
0.4
Proﬁt for the year
61.9
68.2
Other comprehensive income
Items that are or may be reclassiﬁed to proﬁt or loss, net of tax
Fair value adjustment of available-for-sale investments
4.4
19.1
Reserves reclassiﬁed to proﬁt or loss
–
(25.8)
Actuarial loss
–
(0.5)
Total comprehensive income for the year
66.3
61.0
Attributable to:
Equity owners of the parent
66.3
60.6
Non-controlling interest
–
0.4
Total comprehensive income for the year
66.3
61.0
Earnings per share
(1)
3
14.7
17.4
Diluted earnings per share
(1)
3
14.7
17.4
(1)
All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
These condensed consolidated ﬁnancial statements for the year ended 30 June 2016 have been prepared under the supervision of DRDGOLD’s
Chief Financial Ofﬁcer, Mr AJ Davel CA(SA). The condensed consolidated ﬁnancial statements were authorised for issue by the directors on
26 August 2016.

DRDGOLD LIMITED

CONDENSED CONSOLIDATED
Statement of ﬁnancial position
As at 30 Jun 2016
As at 30 Jun 2015
Rm
Rm
Notes
Reviewed
Audited
Assets
Non-current assets
1 818.4
1 894.1
Property, plant and equipment
1 600.5
1 698.8
Non-current Investments and other assets
211.1
194.1
Deferred tax asset
6.8
1.2
Current assets
600.7
609.0
Inventories
160.7
168.7
Trade and other receivables
66.5
93.3
Current tax asset
6.7
13.2
Cash and cash equivalents 4
351.8
324.4
Assets held for sale 5
15.0
9.4
Total assets
2 419.1
2 503.1
Equity and Liabilities
Equity
1 339.6
1 529.9
Non-current liabilities
766.0
669.5
Provision for environmental rehabilitation 6
522.9
493.3
Post-retirement and other employee beneﬁts 7
31.6
9.2
Deferred tax liability
194.7
147.8
Finance lease obligation
16.8
19.2
Current liabilities
313.5
303.7
Trade and other payables
288.9
258.4
Post-retirement and other employee beneﬁts 7
6.6
2.6
Loans and borrowings 8
–
23.1
Finance lease obligation
2.4
2.0
Liabilities held for sale 5
15.6
17.6
Total liabilities
1 079.5
973.2
Total equity and liabilities
2 419.1
2 503.1
CONDENSED CONSOLIDATED
Statement of changes in equity
12 months to
12 months to
30 Jun 2016
30 Jun 2015
Rm
Rm
Reviewed
Audited
Balance at the beginning of the year
1 529.9
1 481.2
Total comprehensive income
Proﬁt for the year attributable to owners of the parent
61.9
67.8
Proﬁt for the year attributable to non-controlling interest
–
0.4
Other comprehensive income
Fair-value adjustment on available-for-sale investments
4.4
19.1
Reserves reclassiﬁed to proﬁt or loss
–
(25.8)
Actuarial loss
–
(0.5)
Transactions with the owners of the parent
Acquisition of non-controlling interest without a change in control
–
(4.9)
Treasury shares acquired
(6.5)
–
Share options excercised
2.8
–
Dividends paid to owners of the parent
(252.9)
(7.6)
Share-based payments
–
0.2
Balance as at the end of the year
1 339.6
1 529.9
The accompanying notes are an integral part of these condensed consolidated ﬁnancial statements.

REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2016
CONDENSED CONSOLIDATED
Statement of cash ﬂows
12 months to
12 months to
30 Jun 2016
30 Jun 2015
Rm
Rm
Notes
Reviewed
Audited
Net cash inﬂow from operating activities
415.9
283.7
Cash ﬂows from operations
398.2
285.2
Interest received
22.3
13.9
Interest paid
(5.0)
(11.9)
Tax refunded/(paid)
0.4
(3.5)
Net cash outﬂow from investing activities
(107.2)
(37.7)
Proceeds on disposal of non-current investments and other assets
–
46.4
Additions to property, plant and equipment
(99.8)
(90.9)
Proceeds on disposal of property, plant and equipment
7.0
17.4
Environmental rehabilitation payments
(10.6)
(9.0)
Other
(3.8)
(1.6)
Net cash outﬂow from ﬁnancing activities
(281.1)
(130.5)
Loans and other borrowings
(24.5)
(122.9)
Treasury shares acquired
(6.5)
–
Share options excercised
2.8
–
Dividends paid to owners of the parent
(252.9)
(7.6)
Increase in cash and cash equivalents
27.6
115.5
Opening cash and cash equivalents
324.4
208.9
Foreign currency translation
(0.2)
–
Closing cash and cash equivalents
351.8
324.4
Reconciliation of cash inﬂow from operations
Proﬁt before tax
108.8
96.8
Adjusted for:
Depreciation and impairment
180.2
200.0
Movement in gold in process
7.1
(20.6)
Movement in provision for environmental rehabilitation
19.3
(20.4)
Proﬁt on disposal of property, plant and equipment
(10.5)
(13.1)
Share-based payments 7
29.9
1.8
Reversal of accrual 2, 10
(22.7)
–
Environmental rehabilitation payments
(11.2)
–
Finance income
(36.8)
(51.5)
Finance expenses
47.5
49.6
Other non-cash items
4.6
0.2
Working capital changes
82.0
42.4
Change in trade and other receivables
33.7
1.9
Change in inventories
1.0
(1.0)
Change in trade and other payables
47.3
41.5
Cash ﬂows from operations
398.2
285.2
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.

DRDGOLD LIMITED

NOTES TO THE CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared
in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports and the requirements of the
Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of
International Financial Reporting Standards (IFRS) and the SAICA
Financial Reporting Guides as issued by the Accounting Practices
Committee and Financial Pronouncements as issued by the Financial
Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual
ﬁnancial statements.
In line with the change in the reporting cycle from quarterly to bi-annual reporting, management reconsidered the level of
aggregation of ﬁnancial information to improve alignment with the bi-annual reporting cycle.
Review of the Independent Auditor
These condensed consolidated ﬁnancial statements of DRDGOLD
for the year ended 30 June 2016 have been reviewed by KPMG Inc, who expressed an unmodiﬁed review conclusion. The auditor’s report does not necessarily report on all of the information contained in this announcement. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying ﬁnancial information from the issuer’s registered ofﬁce.
2. PROFIT FOR THE YEAR
Proﬁt for the year includes:
A. Reversal of accrual
Operating costs includes a reversal of an accrual related to rates and taxes of R22.7 million (30 June 2015: nil) discussed under Note 10.
B. Deferred tax rate adjustment
In South Africa, mining tax on mining income is determined based on a formula which takes into account the proﬁt and revenue from a gold mining company during the year. The formula for determining the
South African gold mining tax rate for the years ended 30 June 2016 and 30 June 2015 is: Y = 34 - 170/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.
For deferred tax purposes the group applies the expected future average effective tax rate. The average effective tax rates for the respective operations are based on the group’s current estimate when temporary differences will reverse. Depending on the proﬁtability of the operations, the tax rate can consequently be different from year to year.
Included in income tax is a tax rate adjustment of R21.7 million
(30 June 2015: R10.0 million).
3. EARNINGS PER SHARE
12 months to
12 months to
30 Jun 2016
30 Jun 2015
Rm
Rm
Reviewed
Audited
Proﬁt for the year – attributable to
equity owners of the parent
61.9
67.8
Adjusted for:
– Impairments
–
7.9
– Proﬁt on disposal of property,
plant and equipment
(10.5)
(13.1)
– Fair value adjustment reclassiﬁed to
proﬁt or loss
–
(19.9)
– Proﬁt on disposal of equity
accounted investments
–
(5.9)
– Non-controlling interest in
headline earnings adjustment
–
2.0
– Income tax thereon
2.4
(0.1)
Headline earnings
53.8
38.7
Earnings per share
(1)
14.7
17.4
Diluted earnings per share
(1)
14.7
17.4
Headline earnings per share
(1)
12.7
9.9
Diluted headline earnings per share
(1)
12.7
9.9
Weighted average number of
ordinary shares in issue adjusted for
treasury shares:
422 157 987
389 699 441
Number of staff options allocated
(2)
34 075
–
Diluted weighted average number
of ordinary shares adjusted for
treasury shares
422 192 062
389 699 441
(1)
All per share ﬁnancial information is presented in South African cents per share
(cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.
(2)
At 30 June 2015, 0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
4. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of:
• R15.2 million (30 June 2015: R14.3 million) in the form of guarantees;
• R47.7 million (30 June 2015: R11.4 million) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni
Metropolitan Municipality discussed under Note 9; and
• R4.8 million (30 June 2015: R1.9 million) held on behalf of the
DRDGOLD Empowerment Trust.
5. ASSETS AND LIABILITIES HELD FOR SALE
All regulatory approvals required for the disposal of certain underground mining and prospecting rights held by ERPM have now been obtained, with the exception of the approval required under
Section 11 of the Mineral and Petroleum Resource Development
Act. Management has taken timely action and remains conﬁdent that this last outstanding regulatory approval will be obtained in due course.
DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting section
11 approval.
ERPM entered into an unrelated agreement to dispose of a property with a carrying value of R5.0 million for R18.0 million during June
2016. The property has been classiﬁed as held for sale due to the disposal being expected to be completed within the next 12 months.

REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2016
6. MOVEMENT IN ENVIRONMENTAL PROVISION
The provision for environmental rehabilitation relating to the Ergo operating segment increased by a net amount of R29.6 million due to:
• the unwinding of the liability amounting to R41.5 million; and
• an increase in the restoration liability charged to the statement in proﬁt or loss amounting to R21.4 million attributable to the increase in the estimated costs to rehabilitate historical spills and dumps that are not considered to be economically viable to mine.
These increases were partially offset by:
• a decrease in the decommissioning liability of R12.9 million, mostly attributable to the decrease in the expected costs to rehabilitate the Ego plant and the Elsburg tailings complex; and
• R20.4 million incurred on rehabilitation activities.
7. NEW LONG TERM INCENTIVE SCHEME (“LTI”)
Post-retirement and other employee beneﬁts mainly consists of the liability for the cash settled LTI scheme. A R29.9 million charge was recognised for the year ended 30 June 2016 (2015: 1.8 million)
which mainly relates to the grant made in November 2015 under the new cash settled LTI scheme and has been inﬂuenced by the increase in the DRDGOLD share price to R 8.53 at reporting date.
8. LOANS AND BORROWINGS
The remaining unsecured notes outstanding as at 30 June 2015 amounting to R22.5 million capital and R 0.6 million interest were redeemed on 3 July 2015.
9. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN
MUNICIPALITY ELECTRICITY DISPUTE
In December 2014, an application (in the South Gauteng
High Court) was ﬁled and served on, inter alia, the Ekurhuleni
Metropolitan Municipality (“Municipality”) and Eskom Holdings
SOC Limited (“Eskom”) in terms of which Ergo Mining Proprietary
Limited (“Ergo”) contends, amongst other things, that the
Municipality does not “supply” electricity to Ergo from a “supply main” as contemplated in the Municipality’s Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to
Ergo in terms of the Municipality’s Temporary Distribution Licence.
The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation.
The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaﬂex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom
on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality
in the bona ﬁde and reasonable belief that the Municipality was competent to supply electricity to it.
Subsequent to December 2014 up to 30 June 2016, the Municipality
has invoiced Ergo for approximately R51.4 million in surcharges of which R45.7 million has been paid into an attorney’s trust account at 30 June 2016 pending the ﬁnal determination of the dispute.
10. UPDATE OF PREVIOUSLY DISCLOSED CONTINGENT
LIABILITY: RATES AND TAXES DISPUTE
In 2010 the Municipality brought an action against ERPM claiming an amount of R43 million in respect of outstanding rates and taxes which were allegedly owing. ERPM employed experts to investigate the allegations and concluded that this claim was without merit and therefore that an outﬂow of resources was remote. ERPM deferred payment of rates and taxes for which it recognised an accrual of
R22.7 million.
The February and March 2016 statements issued by the Municipality reﬂected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. As a result the accrual was reversed.
11. CONTINGENT LIABILITY: SILICOSIS
On 13 May 2016, the Johannesburg High Court (“Court”) handed down judgment in respect of the class action certiﬁcation in terms of which the applicants sought certiﬁcation of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases). In terms of the judgment, the Court ordered the certiﬁcation of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.
An application for leave to appeal to the SCA (Supreme Court of
Appeal) was ﬁled and served at the Johannesburg Court by the
DRDGOLD Respondents (as well as the other mining companies) on
03 June 2016 in respect of inter alia the transmissibility of damages.
On 23 June 2016, the Court granted leave to appeal to the SCA against inter alia the transmissibility of damages as envisaged in paragraph 8 of the order dated 13 May 2016.
On 15 July 2016, the DRDGOLD Respondents ﬁled and served its petition to the SCA in respect of the certiﬁcation issue. The notice of appeal in respect of the transmissibility of damages was ﬁled and served on 25 July 2016.
It is premature at this stage to make any assumptions and/or estimates on the certiﬁcation action and other potential claims. It is not possible at this stage to make any estimates on the outcome of the matter and, as such, no costs estimation can as yet be made for the possible liability.
12. FAIR VALUES
The carrying values of ﬁnancial instruments approximate their fair values.
13. SUBSEQUENT EVENTS
There were no subsequent events between the year end reporting date of 30 June 2016 and the date of issue of these condensed consolidated ﬁnancial statements.
14. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segment:
• Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business
district as well as the East and Central Rand gold ﬁelds. The operation comprises four plants. The Ergo and Knights plants continue to operate as metallurgical plants but the Crown and
City Deep plants have been converted to pump/milling stations.
• Corporate ofﬁce and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker (“CODM”) and are therefore
included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

DRDGOLD LIMITED

The reportable segments, as described below, are the Group’s strategic divisions. The strategic divisions reﬂect different operational locations reported on separately to the executive committee (CODM). The Group’s revenue stream consists of the sale of gold bullion.
12 months to 30 Jun 2016 Reviewed
12 months to 30 Jun 2015 Audited
Ergo
Corporate
ofﬁce and other
reconciling
items
Total
Ergo
Corporate
ofﬁce and other
reconciling
items Total
Rm
Rm
Rm
Rm Rm Rm
Revenue
2 433.1
–
2 433.1
2 105.3 – 2 105.3
Cash operating costs
(1 991.2)
–
(1 991.2)
(1 741.5) – (1 741.5)
Movement in gold in process
(7.1)
–
(7.1)
20.6 – 20.6
Operating proﬁt
434.8
–
434.8
384.4 – 384.4
Interest income
2.8
19.6
22.4
0.8 13.6 14.4
Interest expense
(4.1)
(0.4)
(4.5)
(3.1) (7.5) (10.6)
Retrenchment costs
–
–
–
(2.8) (4.4) (7.2)
Administration expenses and general costs
(4.5)
(82.8)
(87.3)
(3.5) (66.1) (69.6)
Income tax
(1)
(0.5)
(5.1)
(5.6)
(1.1) 4.4 3.3
Working proﬁt before capital expenditure
428.5
(68.7)
359.8
374.7 (60.0) 314.7
Additions to property, plant
and equipment
(99.9)
(0.1)
(100.0)
(113.2) (0.1) (113.3)
Additions to listed investments
–
(1.3)
(1.3)
– – –
Additions to reimbursive right
–
–
–
(0.8) – (0.8)
Working proﬁt after capital expenditure
and additions
328.6
(70.1)
258.5
260.7 (60.1) 200.6
(1)
Income tax excludes deferred tax.
Reconciliation of proﬁt for the year
Working proﬁt before capital expenditure
428.5
(68.7)
359.8
374.7 (60.0) 314.7
– Depreciation
(180.1)
(0.1)
(180.2)
(193.1) (0.2) (193.3)
– Movement in provision for
environmental rehabilitation
(21.4)
2.1
(19.3)
15.8 4.6 20.4
– Impairments
–
–
–
(3.1) (4.8) (7.9)
– Fair value adjustment on available-for-sale
investment reclassiﬁed to proﬁt or loss
–
–
–
– 19.9 19.9
– Proﬁt on disposal of equity accounted
investment
–
–
–
– 5.9 5.9
– Growth in environmental rehabilitation
trust funds and reimbursive right
9.8
4.7
14.5
7.6 3.7 11.3
– Proﬁt on disposal of property, plant and
equipment
9.3
1.2
10.5
2.3 10.8 13.1
– Unwinding of provision for environmental
rehabilitation
(41.5)
(1.5)
(43.0)
(37.3) (1.7) (39.0)
– Ongoing rehabilitation expenditure
(27.8)
–
(27.8)
(30.6) (1.1) (31.7)
– Other operating costs including care
and maintenance costs
(29.6)
18.3
(11.3)
(0.9) (12.4) (13.3)
– Deferred tax
(46.9)
5.6
(41.3)
(31.7) (0.2) (31.9)
Proﬁt for the year
100.3
(38.4)
61.9
103.7 (35.5) 68.2
Reconciliation of all-in sustaining cost
(unaudited)
Cash operating costs
(1 991.2)
(1 741.5)
Movement in gold in process
(7.1)
20.6
Administration expenses and general costs
(87.3)
(69.6)
Other operating (costs)/income
excluding care and maintenance costs
(0.6)
0.7
Movement in provision for
environmental rehabilitation
(19.3)
20.4
Unwinding of provision for
environmental rehabilitation
(43.0)
(39.0)
Capital expenditure (sustaining)
(80.5)
(113.3)
All-in sustaining costs
(2 229.0)
(1 921.7)
Retrenchment costs
–
(7.2)
Care and maintenance costs
(10.5)
(13.8)
Ongoing rehabilitation expenditure
(27.8)
(31.7)
Capital expenditure (non-sustaining)
(19.5)
–
Capital recoupment
0.2
3.4
All in costs
(2 286.6)
(1 971.0)

REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2016
12 months to
30 Jun 2016
12 months to
30 Jun 2015
Operational performance
Ore milled
Metric (000t)
24 842
23 750
Imperial (000t)
27 382
26 179
Yield
Metric (g/t)
0.180
0.197
Imperial (oz/t)
0.005
0.006
Gold produced
Metric (kg)
4 462
4 670
Imperial (oz)
143 457
150 145
Cash operating costs
(R/t)
80

(US$/t)
5
6
Cash operating costs (R per kg)
446 153
372 932
Cash operating costs (US$ per oz)

1 013
All-in sustaining costs (R per kg)
499 425
411 548
All-in sustaining costs (US$ per oz)
1 072
1 118
All-in cost (R per kg)
512 353
422 095
All-in cost (US$ per oz)
1 095
1 147
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

DRDGOLD LIMITED

FOR FURTHER INFORMATION,
CONTACT NIËL PRETORIUS AT:
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road, Crown Mines, 2092
PO Box 390, Maraisburg, 1700, South Africa

There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the Company’s annual reports of 30 June 2015 and subsequent public announcements. The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full time employee of the Company. He approved this information in writing before the publication of the report.
DIRECTORS (*British) (**American)
Executives: DJ Pretorius (Chief Executive Ofﬁ cer), AJ Davel (Chief Financial Ofﬁ cer)
Independent non-executives: GC Campbell* (Non-Executive Chairman), EA Jeneker, J Turk **, JA Holtzhausen
Company Secretary: TJ Gwebu (Resigned effective 31 December 2015), R Masemene (Appointed 9 March 2016)
Sponsor: One Capital
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁ culties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁ scal year ended 30
June 2015, which we ﬁ led with the United States Securities and Exchange Commission on 30 October 2015 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂ ect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD’s auditors.
RESULTS
The condensed consolidated ﬁ nancial statements of DRDGOLD for the year ended 30 June 2016 are available on the DRDGOLD website as well as at the Company’s Registered Ofﬁ ce.